UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON NOVEMBER 9, 2010

DATE, TIME AND PLACE:

November 9, 2010, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice- Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The meeting was duly convened and was held in accordance with article 16, paragraph 4th of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mss. Flávia Zahr Pace, to act as Secretary.

AGENDA:

To approve the plan of repurchasing the depositary share certificates (“Units”) issued by the Company (“Buyback Program”), according to Instruction nº 10, dated as of February 14, 1980, issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (“CVM Instruction nº 10”).

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and based on the documents submitted to the Directors, which will be filed at the

[Free English Translation]

Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to: (a) approve the Unit´s Buyback Program, each Unit representing 50 common shares and 55 preferred shares issued by the Company, to be held in Company´s treasury and subsequently sold. The Buyback Program will observe the following conditions:

(i) Scope and objective of the Unit’s Buyback Program: The buyback has the purpose of enabling the risk management resulting from the rendering of market marker services by the Company of certain index funds every time the Units are included in the portfolio of the reference index of such funds. The repurchased Units shall be used by the Company exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to the Company´s risk management policy. The Units shall be purchased in stock exchange, for their market price, by utilization of available balance on the Company´s Capital Reserve and Profit Reserves accounts.

(ii) Number of Units to be purchased: up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares which, on September 30, 2010, correspond to approximately 0.21% of the outstanding shares, as defined in CVM Instruction nº 10;

(iii) Term for acquisition: up to 365 days counted from the publication of the material fact with information about the operation, expiring on November 9, 2011;

(iv) Number of outstanding shares/Units:

Outstanding Shares (*) on 09/30/2010
Security	SANB 11	SANB 3	SANB 4	Total
Common Shares	35,710,750,350	2,149,949,939	0	37,860,700,289
Preferred Shares	32,464,318,500	0	3,459,158,831	35,923,477,331
Total of Units	649,286,370	0	0	649,286,370
(*) According to the definition of CVM Instruction nº 10

(v) Number of shares in treasury: the Company does not have any type of shares in treasury; and

(vi) Brokerage Firm: Santander Corretora de Câmbio e Valores Mobiliários S.A. (new corporate name of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A., pending Brazilian Central Bank´s approval), registered on CNPJ/MF under nº 51.014.223/0001-49, with head office at Av. Presidente Juscelino Kubistchek, nºs 2041 and 2235 – Part, 24th floor - Vila Olímpia - São Paulo - SP.

(b) Finally, the Directors authorized the Board of Executive Officers to take all necessary measures to implement the Buyback Program, provided, however, that the acquisition of the Units shall be made in accordance with the Company´s risk management policy.

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by all the attending Directors and by the Secretary. São Paulo, November 9, 2010. a) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors. Flávia Zahr Pace - Secretary

These minutes are a true copy of the original drafted in the proper Book of Meetings of the Company’s Board of Directors.

________________________________ Flávia Zahr Pace Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 9, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer